UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT

OF 1940 (the “Act”) AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY

HAS CEASED TO BE AN INVESTMENT COMPANY

Dated: November 14, 2017

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ]	Merger

[x]	Liquidation

[ ]	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

Pacholder High Yield Fund, Inc.

3.	Securities and Exchange Commission File No.:

811-05639

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[x]	Initial Application [ ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State Zip Code):

270 Park Avenue

New York, New York 10017

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Thor G. Alden

Dechert LLP

1900 K St, NW

Washington, DC 20006

(202) 261-3391

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

J.P. Morgan Investment Management Inc.

270 Park Avenue

New York, New York 10017

1-877-217-9502

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[x]	Management company

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ ]	Open-end [x] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

J.P. Morgan Investment Management, Inc.

270 Park Avenue

New York, New York 10017

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Not applicable.

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositors’ name(s) and address(es):

Not applicable.

(b)	Trustee’s name(s) and address(es):

Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]	Yes [x] No

If Yes, for each UIT state (name, file no. and business address):

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x]	Yes [ ] No

If Yes, state the date on which the board vote took place:

January 23, 2017

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x]	Yes [ ] No

If Yes, state the date on which the shareholder vote took place:

May 10, 2017

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[x]	Yes [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

The fund made liquidating distributions to stockholders on July 11, 2017 and August 29, 2017.

(b)	Were the distributions made on the basis of net assets?

[x]	Yes [ ] No

(c)	Were the distributions made pro rata based on share ownership?

[x]	Yes [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ ]	Yes [x] No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[x]	Yes [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

On June 29, 2001, the fund issued shares of Series W Auction Rate Cumulative Preferred Stock (“ARPS”) at an offering price of $25,000 per share. Dividends on these shares were paid weekly at an annual rate determined by a weekly auction or, in the absence of a successful auction, at a maximum rate as calculated in accordance with the fund’s Articles Supplementary for Auction Rate Cumulative Preferred Stock. The ARPS had a liquidation value of $25,000 per share, plus accumulated and unpaid dividends. On March 11, 2016, the fund commenced a cash tender offer to purchase up to 100% of its outstanding ARPS at a price equal to 95.5% of the liquidation preference of $25,000 per share (or $23,875 per share). The aggregate number of ARPS purchased in the tender offer represented approximately 98% of the fund’s outstanding ARPS. The fund’s purchase of the ARPS was financed through a $50 million credit facility. The fund redeemed the remaining ARPS on December 22, 2016.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[ ]	Yes [x] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

As of November 14, 2017, there remain 22 stockholders holding 6,392 common shares that have not been surrendered for exchange. The shares outstanding constitute less than 1 percent of the fund’s total shares.

(b)	Describe the relationship of each remaining shareholder to the fund:

Certain shareholders holding certificated shares have not surrendered their shares for exchange for the liquidation distribution made on August 29, 2017. Computershare Trust Company, N.A. (the fund’s transfer agent) will hold the shares’ distribution pending surrender of the shares for exchange.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[x]	Yes [ ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

Certain shareholders holding certificated shares have not surrendered their shares for exchange for the liquidation distribution made on August 29, 2017. Computershare Trust Company, N.A. (the fund’s transfer agent) will hold the shares’ distribution pending surrender of the shares for exchange. If the holders do not surrender their shares for the payment and there is no contact from the holder, then the property will be deemed to be unclaimed property. The fund’s transfer agent shall report unclaimed property to each state in compliance with state laws and shall comply with Section 17Ad-17 of the Securities Exchange Act of 1934, as amended, for lost shareholders.

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

[x]	Yes [ ] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Cash, in approximately the amount of $225,000.

Rights, Warrants and Common Stock awaiting delivery, in approximately the amount of $10,000.

The fund also has a number of worthless securities.

(b)	Why has the fund retained the remaining assets?

To pay for any liabilities and expenses incurred by the fund as it concludes operations after the liquidation distribution made on August 29, 2017.

(c)	Will the remaining assets be invested in securities?

No.

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[X]	Yes [ ] No

If yes,

(a)	Describe the type and amount of each debt or other liability:

Any liabilities and expenses incurred by the fund as it concludes operations after the liquidation distribution made on August 29, 2017.

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

With the remaining assets held in the fund, please see response to Item 20(a) above.

IV.	Information About Event(s) Leading to Request For Deregistration

22. (a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $12,000

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):

Printing: $377

Postage: $19,083

Transfer agency expenses: $21,250

Miscellaneous: $2,168

(iv)	Total expenses (sum of lines (i) - (iii) above): $54,878

(b)	How were those expenses allocated?

Those expenses were allocated to the fund.

(c)	Who paid those expenses?

As indicated above, the fund paid those expenses.

(d)	How did the fund pay for unamortized expenses (if any)?

Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]	Yes [x] No

If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ]	Yes [x] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]	Yes [x] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

Not applicable.

26.	(a) State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Pacholder High Yield Fund, Inc., (ii) he is the Acting Treasurer and Principal Financial Officer of Pacholder High Yield Fund, Inc. and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Matthew Plastina
Matthew Plastina Acting Treasurer and Principal Financial Officer